OHIO EDISON COMPANY • THE CLEVELAND ELECTRIC ILLUMINATING COMPANY • THE TOLEDO EDISON COMPANY
76 S. MAIN STREET • AKRON, OHIO 44308

June 30, 2017

VIA EDGAR

Ms. Katherine Hsu
Office Chief
Office of Structured Finance, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FirstEnergy Ohio PIRB Special Purpose Trust 2013
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
File Nos. 333-187692-06

Dear Ms. Hsu:

This letter is submitted on behalf of FirstEnergy Ohio PIRB Special Purpose Trust 2013 (the Registrant) in response to the comments provided by the staff (Staff) of the Office of Structured Finance of the United States Securities and Exchange Commission (Commission) contained in the comment letter dated June 22, 2017, to Steven R. Staub, Vice President and Treasurer of Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company with respect to the Registrant’s Form 10-K for the fiscal year ended December 31, 2016, as filed on March 31, 2017 (2016 Form 10-K).

For your convenience, we have set forth the comments from your letter in bold typeface immediately followed by our responses. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the 2016 Form 10-K.

Exhibit 33.4 to Form 10-K

1.
We note that FirstEnergy Service Company (FESC) identified a material instance of noncompliance with respect to the servicing criterion in Item 1122(d)(2)(i) and has taken remedial measures. Please tell us when payments on the asset-backed securities to address the errors will be made and how investors will be notified of the payments (e.g., whether the next distribution report will show the payments made to correct the errors).

Response:
We respectfully refer the Staff to the disclosure included in Appendix A to Exhibit 33.4 to the 2016 Form 10-K, which is set forth below:

1.	FirstEnergy Service Company (“FESC”) has identified the following instances of noncompliance with servicing criteria 1122(d)(2)(i) during the year ended December 31, 2016, as follows:

(a)
In March 2017, FESC undertook a review of the collections and remittances associated with the usage charge to pay debt service on the bonds from all customers (the “Rider PIR”) of Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company (the “Utilities”). FESC identified a portion of Rider PIR collections from customers of the Utilities from June 20, 2013 through December 31,

2016 that had not yet been captured by FESC’s remittance process, even though the customers’ bills for electric service from the Utilities were recognized as paid. This primarily resulted when some large industrial customers of the Utilities received credits to their bills through tariff provisions unrelated to Rider PIR.

(b)	In such cases, FESC did not remit Rider PIR billed amounts to the trustee in a timely fashion. In the aggregate, these underremitted revenues totaled approximately $2.0 million.

2.	FESC has implemented the following remediation procedures:

(a)
FESC remitted such underremitted revenues to the trustee on March 29, 2017. Remedial measures have been taken by FESC to correct the issue described in Section 1 above, including the planned implementation in the second quarter of 2017 of an automated information technology solution.

(b)
Subsequent true-ups will be made during the routine true-up process for any additional underremitted revenues resulting from the issue described in Section 1 above prior to the implementation of the automated information technology solution.

Further, as a point of clarification with respect to the remittance described in Section 2(a) above, on March 29, 2017, the Utilities notified the Trustee, U.S. Bank National Association, of the remittance shortfalls associated with Rider PIR and made three supplemental wire transfers totaling $2,048,674.69. However, no supplemental payments to investors holding the certificates are necessary as a result of the material instance of non-compliance described above as all debt service payments were made in full when due notwithstanding the remittance shortfalls; as such there is no required notice to such Investors. Also, we note that the automated information technology solution described in Section 2(a) above is now in place.

2.
Please confirm that any Item 1122 report that FESC provides in future filings, for this and any other transaction for which FESC acts as servicer, that identifies a material instance of noncompliance with the servicing criteria will include disclosure similar to the type of discussion contemplated by our comment above in addition to the disclosure that has been provided about the nature of the material instance of noncompliance and remedial measures taken.

Response:
We respectfully refer the Staff to Appendix A to Exhibit 33.4 to the 2016 Form 10-K, which disclosed FESC’s remittance of underremitted revenues to the trustee and that subsequent true-ups will be made during the routine true-up process. Nonetheless, we acknowledge the Staff’s comment and to clarify, in future filings we will include such disclosure in any Item 1122 report.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call me at (330) 384-7989 or Jim Arcuri, Senior Corporate Counsel at (330) 376-6123.

Sincerely,

/s/ Steven R. Staub
Steven R. Staub
Vice President and Treasurer
Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company
cc:    K. Jon Taylor
Gina K. Gunning
James A. Arcuri